UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
_____________________
System1, Inc.
(Name of Issuer)
Class A Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
87200P109
(CUSIP Number)
Christopher Phillips
c/o Just Develop It Limited
Larch House Parklands Business Park
Denmead, Hampshire PO7 6XP
United Kingdom
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 30, 2022
(Date of Event Which Requires Filing of this Statement)
_____________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87200P109

1.	Names of Reporting Persons Just Develop It Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 20,002,628 shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 20,002,628 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,002,628 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 22.1%
14.	Type of Reporting Person (See Instructions) CO
(1)This percentage is calculated based upon 90,593,904 shares of Class A Common Stock outstanding as of August 12, 2022, as reported in the Quarterly Report on Form 10-Q filed by System1, Inc. for the quarter ended June 30, 2022.

CUSIP No. 87200P109

1.		Names of Reporting Persons Christopher Stephen Phillips
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.		Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,002,628 shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 20,002,628 shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,002,628 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 22.1%
14.	Type of Reporting Person (See Instructions) IN
(1)Consists of 20,002,628 shares of Class A Common Stock held directly by Just Develop It Limited (“JDIL”). JDIL’s controlling stockholder is Christopher Phillips and Christopher Phillips is a director of JDIL. Mr. Phillips has voting and dispositive power over the securities held by JDIL, but, disclaims beneficial interest in such shares except to any pecuniary interest therein.

(2)    This percentage is calculated based upon 90,593,904 shares of Class A Common Stock outstanding as of August 12, 2022, as reported in the Quarterly Report on Form 10-Q filed by System1, Inc. for the quarter ended June 30, 2022.
.

Explanatory Note
This Amendment No. 3 amends the Schedule 13D filed with the SEC on February 8, 2022, Accession No. 0001193125-22-031187, as amended on each of May 5, 2022 and August 17, 2022 (collectively, the “Schedule 13D”) relating to the Class A common stock, par value $0.0001 per share, of the Issuer (“Class A Common Stock”). This Amendment No. 3 is being filed to report that (i) on August 30, 2022 JDIL and System1, Inc. (the “Issuer”) entered into a lock-up agreement with respect to the shares of Class A Common Stock held by JDIL, and (ii) between August 19, 2022 and September 2, 2022 JDIL sold a total of 445,100 shares of Class A Common Stock in open market transactions. Except as otherwise specified in this Amendment No. 3, all items in the Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 3 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.
Item 5. Interest in Securities of the Issuer
Subsection (a) and (d) of Item 6 of the Schedule 13D is hereby amended and supplemented as set forth below.

(a) See responses to Item 13 on the cover pages of this filing, which are incorporated herein by reference. JDIL beneficially owns, 20,002,628 shares of Class A Common Stock. JDIL’s beneficial ownership percentage is approximately 22.1% of the outstanding shares of Class A Common Stock. Calculations of the percentage of the shares of Common Stock beneficially owned is based on 90,593,904 shares of Class A Common Stock outstanding as of August 12, 2022.
(d) JDLI sold a total of 19,500 shares of Class A Common Stock on August 19, 2022 in the open market through a broker at a weighted average price of $11.0411. The shares were sold in multiple transactions at prices ranging from $11.0378 to $11.0563 per share.
JDLI sold a total of 52,749 shares of Class A Common Stock on August 24, 2022 in the open market through a broker at a weighted average price of $11.04. The shares were sold in multiple transactions at prices ranging from $11.00 to $11.13 per share.
JDLI sold a total of 38,533 shares of Class A Common Stock on August 25, 2022 in the open market through a broker at a weighted average price of $11.02. The shares were sold in multiple transactions at prices ranging from $11.00 to $11.10 per share.
JDLI sold a total of 80,584 shares of Class A Common Stock on August 26, 2022 in the open market through a broker at a weighted average price of $11.12. The shares were sold in multiple transactions at prices ranging from $11.00 to $11.30 per share.
JDLI sold a total of 21,086 shares of Class A Common Stock on August 31, 2022 in the open market through a broker at a weighted average price of $11.25. The shares were sold in multiple transactions at prices ranging from $11.24 to $11.31 per share.
JDLI sold a total of 67,247 shares of Class A Common Stock on September 1, 2022 in the open market through a broker at a weighted average price of $11.42. The shares were sold in multiple transactions at prices ranging from $11.24 to $11.50 per share.
JDLI sold a total of 165,400 shares of Class A Common Stock on September 2, 2022 in the open market through a broker at a weighted average price of $11.49. The shares were sold in multiple transactions at prices ranging from $11.48 to $11.50 per share.
Item 6. Contracts, Arrangements or Relationships with Respect to the Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph to the item.
Lock-up Agreement
On August 30, 2022, the Issuer and JDIL entered into a one (1) year contractual lockup agreement pursuant to which JDIL agreed not to sell its shares of Class A Common Stock for one year from September 1, 2022 through August 30, 2023 (the “Lockup Period”) at any time during the Lockup Period, but subject to certain exemptions, including with respect to certain gifts or obligations identified in the lock-up agreement and with respect to transactions at a price per share equal to or greater than $11.00.
Item 7. Material to be Filed as Exhibits
1. Lock-Up Agreement by and between System1, Inc. and Just Develop It Limited dated August 30, 2022 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 30, 2022)

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 8, 2022
JUST DEVELOP IT LIMITED
By:    /s/ Christopher Stephen Phillips
Name: Christopher Stephen Phillips
Title: Director
 CHRISTOPHER STEPHEN PHILLIPS
/s/ Christopher Stephen Phillips
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).